# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faeth Therapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 701 Tillery Street, #12 #1010, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001734961

## Reporting persons
- Khosla Ventures VI, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,643,349; sole dispositive power 0; shared dispositive power 1,643,349; aggregate amount beneficially owned 1,643,349 (6.4% of the class)
  Comment: Relating to Item 2 of this page: The general partner of Khosla Ventures VI, LP ("KV VI") is Khosla Ventures Associates VI, LLC ("KVA VI"). VK Services, LLC ("VK Services") is the sole manager of KVA VI. Vinod Khosla ("Mr. Khosla") is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services, and KVA VI may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
- Khosla Ventures Seed D, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 988,883; sole dispositive power 0; shared dispositive power 988,883; aggregate amount beneficially owned 988,883 (3.8% of the class)
  Comment: Relating to Item 2 of this page: The general partner of Khosla Ventures Seed D, LP ("KV Seed D") is Khosla Ventures Seed Associates D, LLC ("KVA Seed D"). VK Services is the sole manager of KVA Seed D. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA Seed D possesses power to direct the voting and disposition of the shares owned by KV Seed D, and each of Mr. Khosla, VK Services, and KVA Seed D may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed D and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
- Khosla Ventures Associates VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,643,349; sole dispositive power 0; shared dispositive power 1,643,349; aggregate amount beneficially owned 1,643,349 (6.4% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI. VK Services is the sole manager of KVA VI. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services, and KVA VI may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
- Khosla Ventures Seed Associates D, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 988,883; sole dispositive power 0; shared dispositive power 988,883; aggregate amount beneficially owned 988,883 (3.8% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV Seed D is KVA Seed D. VK Services is the sole manager of KVA Seed D. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA Seed D possesses power to direct the voting and disposition of the shares owned by KV Seed D, and each of Mr. Khosla, VK Services, and KVA Seed D may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA Seed D and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,632,232; sole dispositive power 0; shared dispositive power 2,632,232; aggregate amount beneficially owned 2,632,232 (10.2% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI and the general partner of KV Seed D is KVA Seed D. VK Services is the sole manager of KVA VI and KVA Seed D. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services, and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services, and KVA Seed D possesses power to direct the voting and disposition of the shares owned by KV Seed D, and each of Mr. Khosla, VK Services, and KVA Seed D may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI, KVA Seed D, and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,632,232; sole dispositive power 0; shared dispositive power 2,632,232; aggregate amount beneficially owned 2,632,232 (10.2% of the class)
  Comment: Relating to Item 2 of this page: The general partner of KV VI is KVA VI. The general partner of KV Seed D is KVA Seed D. VK Services is the sole manager of KVA VI and KVA Seed D. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services, and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Mr. Khosla, VK Services, and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services, and KVA Seed D possesses power to direct the voting and disposition of the shares owned by KV Seed D, and each of Mr. Khosla, VK Services, and KVA Seed D may be deemed to have indirect beneficial ownership of such shares. Mr. Khosla possesses power to direct the voting and disposition of the shares owned by VK Services, and Mr. Khosla may be deemed to have indirect beneficial ownership of such shares. KVA VI, KVA Seed D, and Mr. Khosla hold no securities of the Issuer directly. Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 11 of this page: The percentages set forth on the cover pages are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.

## Item 1. Issuer
Name of issuer: Faeth Therapeutics, Inc.
Address of issuer's principal executive offices: 701 Tillery Street, #12 #1010, Austin, Texas 78702

## Item 2. Person Filing
Name of person filing:
Khosla Ventures VI, LP ("KV VI")
Khosla Ventures Seed D, LP ("KV Seed D")
Khosla Ventures Associates VI, LLC ("KVA VI")
Khosla Ventures Seed Associates D, LLC ("KVA Seed D")
VK Services, LLC ("VK Services")
Vinod Khosla ("Mr. Khosla")
Address of principal business office or, if none, residence: Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California 94025
Citizenship:
KV VI - Delaware, United States of America
KV Seed D - Delaware, United States of America
KVA VI - Delaware, United States of America
KVA Seed D - Delaware, United States of America
VK Services - Delaware, United States of America
Mr. Khosla - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on the attached cover pages
Percent of class: See responses to Item 11 on the attached cover pages, which are calculated based on 25,840,425 shares of Common Stock outstanding as of July 30, 2026, which is the total number of shares of Common Stock outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2026.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
24.1 Power of Attorney for Vinod Khosla
99.1 Agreement regarding joint filing of Schedule 13G

## Signatures
- Khosla Ventures VI, LP: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Associates VI, LLC, GP of Khosla Ventures VI, LP (08/14/2026)
- Khosla Ventures Seed D, LP: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member of Khosla Ventures Seed Associates D, LLC, GP of Khosla Ventures Seed D, LP (08/14/2026)
- Khosla Ventures Associates VI, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (08/14/2026)
- Khosla Ventures Seed Associates D, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Managing Member (08/14/2026)
- VK Services, LLC: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, as Manager (08/14/2026)
- Vinod Khosla: /s/ John Demeter, John Demeter, as attorney in fact for Vinod Khosla, in his individual capacity (08/14/2026)